Exhibit (a)(5)(A)

EFiled: Jul 06 2015 04:11PM EDT Transaction ID 57499654 Case No. 11254-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

JEREMY HOFF, Individually and On	)
Behalf of All Others Similarly Situated,	)
)
Plaintiff,	)
)
v.	)
	)	Civil Action No.
MARK F. O’NEIL, JAMES D. FOY, ANN	)
B. LANE, JOHN J. MCDONNELL, JR.,	)
JOSEPH P. PAYNE, JAMES DAVID	)
POWER, III, HOWARD L. TISCHLER,	)
BARRY ZWARENSTEIN,	)
DEALERTRACK TECHNOLOGIES, INC.,	)
COX AUTOMOTIVE, INC., and	)
RUNWAY ACQUISITION CO.,	)
)
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

FOR BREACH OF FIDUCIARY DUTY

Plaintiff Jeremy Hoff (“Plaintiff”), on behalf of himself and all others similarly situated, by and through the undersigned counsel, alleges the following upon information and belief, including the investigation of counsel and review of publicly-available information, except as to those allegations pertaining to Plaintiff, which are alleged upon personal knowledge:

NATURE OF THE ACTION

1. This is a stockholder class action brought by Plaintiff on behalf of himself and all other similarly situated public stockholders of Dealertrack Technologies, Inc. (“Dealertrack” or the “Company”) against Dealertrack’s Board of Directors (the “Board” or the Individual Defendants”), to enjoin a proposed transaction announced on June 15, 2015 (the “Proposed Transaction”), pursuant to which Dealertrack will be acquired by Cox Automotive, Inc. (“Parent”) and Parent’s wholly-owned subsidiary, Runway Acquisition Co. (“Acquisition Sub,” and collectively with Parent, “Cox”).

2. On June 12, 2015, the Board caused Dealertrack to enter into a definitive agreement and plan of merger (the “Merger Agreement”), pursuant to which Cox would commence a tender offer to acquire all of the outstanding shares of common stock of the Company for $63.25 per share. The Proposed Transaction is valued at approximately $4 billion.

3. The Proposed Transaction is the product of a flawed process that resulted from the Board’s failure to maximize stockholder value and deprives Dealertrack’s public stockholders of the ability to participate in the Company’s long-term prospects. Thus, in approving the Merger Agreement, the Individual Defendants breached their fiduciary duties to Plaintiff and the Class (defined herein). Moreover, as alleged herein, Parent and Acquisition Sub aided and abetted the Individual Defendants’ breaches of fiduciary duties.

4. Compounding the failure to provide adequate consideration, the sales and negotiation process leading up to the signing of the Merger Agreement was fundamentally flawed. As detailed herein, the Proposed Transaction is the result of a flawed and self-serving sales process that involved just a single bidder and lasted less than three months. The Board, after short consideration, decided at a single Board meeting held by telephone on May 31, 2015, not to contact other potential acquirers in advance of entering into exclusive negotiations with Cox. The Board members made no attempt to open up the sales process to other potential acquirers, nor did they evaluate the interest and/or ability of other strategic or financial buyers to engage in a value maximizing transaction. The first Board meeting to discuss an acquisition by Cox was not held until May 6, 2015, almost two years after Sandy Schwartz (“Schwartz”), Cox’s President, first met with Individual Defendant Mark O’Neil (“O’Neil”), Dealertrack’s Chief Executive Officer (“CEO”), to discuss the possibility of partnership opportunities between Dealertrack and Cox.

5. In fact, the Individual Defendants deferred entirely to Individual Defendant O’Neil who, along with certain members of his executive team, unilaterally negotiated with Cox to structure a deal pursuant to which each would secure personal benefits at the expense of the Dealertrack stockholders the Individual Defendants were bound to serve.

6. Furthermore, while the Proposed Transaction will result in the Company’s stockholders losing control of Dealertrack at an unfair price, the Individual Defendants and other corporate insiders will receive a financial windfall upon the close of the Proposed Transaction while simultaneously securing for themselves other personal benefits not equally shared by Dealertrack’s public stockholders. For instance, certain Dealertrack executives, including Individual Defendant O’Neil, are parties to change of control agreements that will be triggered as a consequence of the Proposed Transaction. These golden parachutes will allow for millions in additional compensation to flow to these executives, with Individual Defendant O’Neil alone receiving more than $11.5 million.

7. Similarly, each other Individual Defendant maintains large, illiquid blocks of Company shares, options, and restricted stock units which, as a result of the Proposed Transaction, will shed any restriction and automatically vest, allowing for a cash windfall they would not otherwise enjoy.

8. Individual Defendant O’Neil is further conflicted because, while acting as the steward of the sales process on Dealertrack’s end, he was simultaneously discussing his own employment terms with Cox. While Individual Defendant O’Neil has purportedly not yet accepted any position with Cox, he has been offered, inter alia, an increased base salary of $650,000 per year (up from his $616,667 base salary in 2014) as well as a $5 million cash retention award. Despite the inherent conflict presented by Individual Defendant O’Neil’s professional self-interest, the Board took no steps to isolate him from the sales process, instead, allowing him to conduct all negotiations with Schwartz and Cox and meeting just a handful of times before determining to rubberstamp the Proposed Transaction without any open auction process or market check.

9. In order to lock in the Proposed Transaction at the unfair merger consideration, the Board agreed to numerous preclusive and onerous deal protection devices, as set forth in the Merger Agreement. Specifically, pursuant to the Merger Agreement, defendants agreed to: (i) a strict no-solicitation provision that prevents the Company from soliciting other potential acquirers or even continuing discussions and negotiations with potential acquirers; (ii) an information rights provision that requires the Company to disclose confidential information about competing bids to Cox within forty-eight hours; (iii) a matching rights provision that provides Cox with four (4) business days to deliver one or more proposals for amendments and the Company shall negotiate with Parent in good faith; and (iv) a termination fee of $118 million to be paid by Dealertrack in the event it chooses to pursue an alternative, superior offer.

10. These deal protection provisions, particularly when considered collectively, substantially and improperly limit the Board’s ability to act with respect to investigating and pursuing superior proposals and alternatives, including a sale of all or part of Dealertrack.

11. Moreover, on June 26, 2015, the Individual Defendants caused to be filed a Solicitation/Recommendation Statement (the “Recommendation

Statement”) on Schedule 14D-9 with the United States Securities and Exchange Commission (“SEC”), commencing Cox’s tender offer. The Recommendation Statement is materially deficient and misleading in that it fails to provide adequate disclosure of all material information related to the Proposed Transaction, thus rendering Plaintiff and the Class unable to fully analyze the terms of the Proposed Transaction and determine whether or not to tender their shares. The tender offer is set to expire at midnight at the end of the day on July 24, 2015.

12. For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin defendants from taking any steps to consummate the Proposed Transaction or, in the event the Proposed Transaction is consummated, to recover damages resulting from the Individual Defendants’ violations of their fiduciary duties of loyalty, good faith, and due care.

THE PARTIES

13. Plaintiff is, and has been continuously throughout all times relevant hereto, the owner of Dealertrack common stock.

14. Defendant Dealertrack is a Delaware corporation and maintains its principal executive offices at 1111 Marcus Avenue, Suite M04, Lake Success, New York 11042. Dealertrack is a United States and Canadian provider of web-based software solutions and services to the automotive industry. The Company provides services to all major segments of the automotive retail industry, including dealers, lenders, OEMs, third-party retailers, agents, and aftermarket providers. Dealertrack’s common stock is traded on the NASDAQ stock exchange under the ticker symbol “TRAK.”

15. Defendant O’Neil has been the Chairman of the Board, President, and CEO of the Company since May 2005, and has been a member of the Board since August 2001.

16. Defendant James D. Foy (“Foy”) has been a director of the Company since September 2008. He is also a member of the Board’s Compensation and Investment Committees.

17. Defendant Ann B. Lane (“Lane”) has been a director of the Company since July 2007. She is also the Chair of the Board’s Investment Committee and a member of the Audit Committee.

18. Defendant John J. McDonnell, Jr. (“McDonnell”) has been a director of the Company since July 2005. He is also the Chair of the Board’s Compensation Committee and a member of the Audit Committee.

19. Defendant Joseph P. Payne (“Payne”) has been a member of the Board since 2013. He is a member off the Board’s Compensation and the Nominating and Corporate Governance Committees.

20. Defendant James David Power III (“Power”) has been a member of the Board since June 2002. He is a member of the Board’s Nominating and Corporate Governance Committee.

21. Defendant Howard L. Tischler (“Tischler”) has been the lead director of the Board since April 2006 and a member of the Board since March 2003.

22. Defendant Barry Zwarenstein (“Zwarenstein”) has been a member of the Board since November 2007. He is the Chair of the Board’s Audit Committee.

23. The defendants identified in paragraphs 15 through 22 are collectively referred to herein as the “Individual Defendants.” By virtue of their positions as directors and/or officers of Dealertrack, the Individual Defendants are in a fiduciary relationship with Plaintiff and the other public stockholders of Dealertrack. Each of the Individual Defendants at all relevant times had the power to control and direct Dealertrack to engage in the misconduct alleged herein. The Individual Defendants’ fiduciary obligations required them to act in the best interest of Plaintiff and all Dealertrack stockholders.

24. Defendant Parent is a subsidiary of privately held Cox Enterprises and exists under the laws of the State of Delaware with principal executive offices located at 3003 Summit Boulevard, Suite 200, Atlanta, Georgia 30319. Parent is a worldwide provider of remarketing services and digital marketing software solutions for the automotive ecosystem.

25. Defendant Acquisition Sub is a Delaware corporation and a wholly-owned subsidiary of Parent.

CLASS ACTION ALLEGATIONS

26. Plaintiff brings this action pursuant to Court of Chancery Rule 23, individually and on behalf of the stockholders of Dealertrack common stock who are being and will be harmed by defendants’ actions described herein (the “Class”). The Class specifically excludes defendants herein, and any person, firm, trust, corporation or other entity related to, or affiliated with, any of the defendants.

27. This action is properly maintainable as a class action because:

(a) The Class is so numerous that joinder of all members is impracticable. As of June 11, 2015, there were approximately 54,859,720 shares of Dealertrack common stock issued and outstanding. The actual number of public stockholders of Dealertrack can be ascertained through discovery;

(b) There are questions of law and fact which are common to the Class, including, inter alia, the following:

i. whether the Individual Defendants have breached their fiduciary duties of undivided loyalty or due care with respect to Plaintiff and the other members of the Class in connection with the Proposed Transaction;

ii. whether defendants are engaging in self-dealing in connection with the Proposed Transaction;

iii. whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of Plaintiff and the other members of the Class in connection with the Proposed Transaction;

iv. whether defendants are unjustly enriching themselves and other insiders or affiliates of Dealertrack and/or Cox;

v. whether the Individual Defendants have breached any of their fiduciary duties to Plaintiff and the other members of the Class in connection with the Proposed Transaction, including the duties of good faith and disclosure;

vi. whether the defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets; and

vii. whether Plaintiff and the other members of the Class would suffer irreparable injury were the Proposed Transaction complained of herein consummated;

(c) Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class;

(d) Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class;

(e) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications that would establish incompatible standards of conduct for defendants, or adjudications that would, as a practical matter, be dispositive of the interests of individual members of the Class who are not parties to the adjudications or would substantially impair or impede those non-party Class members’ ability to protect their interests; and

(f) Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

BACKGROUND OF THE COMPANY AND ITS

POSITIONING AS A MARKET LEADER

28. Dealertrack was founded in New York in 2001 and incorporated in Delaware the same year. Dealertrack has recently gone global and is now a leader in the online automotive retail industry. The Company provides web-based software solutions, including management solutions, digital marketing solutions, inventory solutions, registration and titling solutions, and other services to the entire automotive industry.

29. While always a market leader, recent financial results and acquisitions by the Company strongly indicate that the growth potential and long-term value for Dealertrack stockholders remains good.

30. Going global proved prosperous for the Company, as it reported exceptional financial results for the fourth quarter (“Q4”) of 2014. On the Q4 2014 earning call held on February 23, 2015, O’Neil commented:

I’d like to take the time together today to recap both our fourth quarter and full year 2014 results, as well as highlight some of the exciting opportunities that lie before us now that we’re a global company. We’re pleased to report that fourth quarter was another very strong quarter for Dealertrack with record revenue, total revenue for the quarter grew 88% to 237 million, marking the 20th consecutive quarter with year-over-year growth. Our pro forma basis as Dealer.com was included in our fourth quarter 2013 results borrow our organic growth rate was impressive 26%.

During the fourth quarter, we continue to expand our organic subscription growth rate which is now just over 15%. This is the fourth sequential quarter that we have successfully expanded this growth rate, subscription revenue grew 101% from the same quarter last year to $98 million. We also grew transaction revenue 14% to $80 million which is more than four times the growth rate of auto sales in the quarter by franchise dealers in the United States and Canada. We have demonstrated yet again our ability to diversify our transaction businesses and execute on market opportunities in this sector by significantly outpacing new unused auto sales. Advertising revenue accounted for approximately $51 million of our 58 million in advertising and other revenue. The organic growth rate from the same quarter last year for advertising and other revenue was 77%.

As we’ve discussed on previous earnings calls, we regularly consider the balance and investments in our business with margin expansion. Although we invested significantly in 2014 in our products and platform integrations to drive long-term revenue growth, we also grew our adjusted EBITDA margins in the fourth quarter by 80 basis points over the same quarter last year. Our adjusted EBITDA margin of 23% in the fourth quarter demonstrates a significant amount leverage as a two acquisitions we completed since the fourth quarter of last year Dealer.com and ASR Pro were both diluted to our overall company EBITDA margin percentage. Our full year results for 2014 of 854 million in revenue and $193 million on adjusted EBITDA exceeded our expectations and were above the upfront of our guidance range. Adjusted net income per share of $1.53 was also at the upfront of our guidance range.

These strong results were a testament of the hard work of the approximate 4,000 team members of Dealertrack and our ever growing ability to create value for dealers, OEMs and lenders. One significant way we had demonstrated our ability to create value for our clients is evidence by the expansion of our OEM relationships. We sign two new digital marketing agreements with OEMs since our last earnings call. These agreements give us the opportunity to offer our award-winning website solutions to additional 1,400 dealers that were previously under an exclusive agreement with another vendor. This brings the total count of OEMs that utilize us to offer digital marketing solutions to their dealers to 19 and now the total of 31 franchises in the United States. Another demonstration of our ability to create value for our clients was shown this January at the NADA Industry Conference which is the most important trade show of the year for auto dealers.

31. After discussing the Company’s recent acquisitions, Dealertrack’s Chief Financial Officer (“CFO”) Eric Douglas Jacobs (“Jacobs”) pointed to the continuing demand for subscriptions, a primary source of revenue for the Company:

I am pleased to report the following fourth quarter and full year 2014 financial highlights. Revenue for the quarter was $237 million, an increase of 88% from a year ago. With Dealer.com, our combined company grew at a pace of 26% organically, marking the fourth quarter in a row with over 20% organic growth. Looking at revenue for the fourth quarter in more detail, subscription revenue was $98 million for the quarter, a total increase of 101% from a year ago and a 15% increase on an organic basis. This equates to an average monthly subscription revenue per subscribing dealer of $1,288 per month, an increase of 58% from a year ago. Transaction revenue was $80 million for the quarter, a total increase of 14% from a year ago and a relative 3% year-over-year car sales growth number. This equates to an average transaction revenue per car sold of $9.53, which is an increase of 10% from a year ago, and advertising and other revenue was $58 million for the quarter. The average monthly advertising revenue per dealership was $2,146 per month in the fourth quarter, which represents 5% sequential growth from the third quarter of 2014.

32. O’Neil went on to further discuss his intent towards the Company’s future for the upcoming 2015 year:

Look before I end the call I would just like to remind everyone how far Dealertrack has come in the past 12 months and highlight our strong execution over this time period. In the first quarter of 2014 we concurrently reorganized our entire sales fore with the introduction of an account management model. And during that same period of time we executed our largest acquisition to-date which was the dealer.com. This acquisition has been the catalyst accelerating the development of our industry leading platform is driving the conversion to an online and in-store automotive retailing process.

And we think we’ve always scratched the surface of a combination of these companies can do for the industry. The new companies have been substantially integrated in less than one year and customers are responding extremely positively to our shared visions we just shared with some of the examples from NADA. In addition the industry’s awareness of our potential enable the transformation auto retailing is pushing OEMs to partner with us more and more every day and Incadea has only accelerated that. And with our domestic business moving in such positive direction 2015 is going to be the year reporting the final touch of leveraging the many acquisitions that we have completed over the last few years in delivering a truly unique suite of integrated technologies.

***

So our strong performance and excellent execution give us the confidence that 2015 will be another excellent year as we move into the next chapter as the leading provider of technology to the global automotive retail industry.

33. The Company continued to build on the strong Q4 performance during the beginning of 2015. On May 8, 2015, in announcing its first quarter (“Q1”) 2015 financial results on the earnings call, Individual Defendant O’Neil commented:

Total revenue for the quarter grew 59% to $253 million, marking the 21st consecutive quarter with year-over-year growth. And our organic growth rate was an impressive 16%. As you may know, our business has changed quite a bit over the last 12-plus months and we have a lot of new investors. So, I want to highlight some of the strategic accomplishments we achieved during this period before I provide more details on the quarter.

We believe we have the capability today to be a complete solutions provider to auto dealers in the United States. And ultimately, expect to replicate much of that capability around the world. The Dealer.com acquisition, which closed on March 1, 2014, gives us the opportunity to offer dealers high value digital marketing solutions, integrated with our existing in-store finance, inventory management, and Dealer Management Solutions.

With our Digital Retailing solutions we’re beginning to drive fully integrated convergence of the online to in-store shopping experience in automotive retailing. And now with the closing of the acquisition of incadea in January of this year, we have a global Dealer Management System footprint in over 90 countries. We’re the only global DMS company with a single platform worldwide. This makes OEM implementations easier and we believe positions us to scale more rapidly than any other competitor, and positions Dealertrack for exceptional long-term growth.

We’re successfully executing on our vision of delivering the market-leading suite of integrated technologies capable of transforming automotive retailing. In the U.S. we have built an integrated set of solutions well beyond the credit application processing platform. We are a vertically integrated SaaS solution provider that enables dealers to automate and create processes throughout their dealership to maximize revenues and minimize expenses.

* * *

Dealers and consumers are realizing the value and effectiveness of a streamlined integrated solution. And as a result, we expect our subscription revenue per dealer to grow significantly. Our current monthly subscription revenue per subscribing dealer is about 10% of our market potential, of roughly $13,000 per dealer per month. So, there is plenty of room to continuously and aggressively cross-sell into our customer base. The Dealer.com platform positions us well to capitalize on the opportunity resulting from advertising spend moving from traditional media to digital advertising. We are well-positioned to take advantage of this product category with a total addressable market of $10 billion.

34. The Company experienced a significant increase in revenue from where it was one year prior. Company CFO Jacobs echoed O’Neil’s sentiments as he discussed Dealertrack’s financial revenue:

Now, I’m pleased to report our first quarter 2015 financial highlights. Revenue for the first quarter was $253 million, a total increase of 59% from a year ago. This is a 16% increase on an organic basis when you adjust for the impact of certain recent acquisitions.

Looking at revenue for the first quarter in more detail, subscription revenue was $100 million for the quarter, a total increase of 62% from a year ago, and a 15% increase on an organic basis. This equates to an average monthly subscription revenue per subscribing dealer of $1,290 per month, an increase of 35% from a year ago.

Transaction revenue was $85 million for the quarter, a total increase of 9% from a year ago, on a relative 4% year-over-year car sales growth number. This equates to an average transaction revenue per car sold to $11.68, which is an increase of 4% from a year ago. And advertising and other revenue was $55 million for the quarter. The average monthly advertising revenue per dealership was $2,251 per month in the first quarter, which represents 5% sequential growth from the fourth quarter of 2014.

35. As reflected in these quotes and in the Company’s recent financial results and concurrent press releases and statements, Dealertrack has made significant acquisitions and movement into the global market that have begun to, and are expected to continue to, yield returns for the Company and its stockholders well into the future. This is especially evident in the Company’s significant increase in revenue over just a one-year period.

36. However, despite the financial strength of the Company, its position as premier player in multiple markets, recent acquisitions, and the increase in demand for Dealertrack’s OEMs, the Individual Defendants have entered into the Merger Agreement with Cox, depriving Plaintiff and the public stockholders of the Company the opportunity to participate in the growth of the Company they have loyally invested in.

THE FLAWED PROCESS LEADING

TO THE PROPOSED TRANSACTION

37. The Proposed Transaction is the result of a flawed process. The Board conducted no market check and permitted the Company’s CEO to negotiate exclusively with Cox. Despite these exclusive negotiations, rather than vigorously negotiating and extracting the highest possible price from Cox, the Board completely abandoned any effort to receive merger consideration of “$70 or more,” the figure Individual Defendant O’Neil conveyed to Cox following its March 2015 offer. The decision to accept the merger consideration of just $63.25 per share was made based on financial analyses conducted by Evercore Group LLC (“Evercore”), which, according to the Recommendation Statement, was retained by the Company on May 29, 2015, less than two weeks before the execution of the Merger Agreement. Similarly, O’Melvney & Meyers LLP (“O’Melvney”) was also hired as outside legal counsel in connection with the proposal on May 28, 2015, further indicating the supine Board’s uninformed role in any negotiation process between the Company and Cox.

38. The Proposed Transaction is the culmination of a multi-year effort by Cox to pry the Company away from its public stockholders. Beginning in June 2013, the discussion of possible partnership opportunities between Dealertrack and Cox began when Schwartz met with O’Neil and inquired generally as to Dealertrack’s interest in a potential transaction at some future date. Discussions again occurred between representatives from Dealertrack and Cox at the January 2014 National Auto Dealers Association (“NADA”) conference.

39. In July 2014, Schwartz and O’Neil met again in person and Schwartz inquired again as to the possibility of a transaction with Dealertrack, and O’Neil stated Dealertrack would keep an open mind.

40. On August 11, 2014, Schwartz and O’Neil met at Dealertrack’s offices in Lake Success, New York, along with Raj Sundram (“Sundram”), Dealertrack’s Executive Vice President, and Dallas Clement, Cox Automotive’s CFO. They again discussed the potential for partnership opportunities with the Company and Cox.

41. The Company met again with Cox at the 2015 NADA conference held from January 22 through January 25, 2015. They again discussed the opportunities for collaboration between Dealertrack and Cox.

42. On February 12, 2015, Schwartz and O’Neil followed up on their NADA conference discussion when they flew together from Oregon to Dallas, Texas. They set up a meeting for March 5, 2015, which was later confirmed on February 28, 2015, in which they decided to discuss the acquisition of Dealertrack by Cox.

43. On March 5, 2015, Schwartz and O’Neil met in Georgia, along with Sundram, Clement, and Alex Taylor (“Taylor”), a member of the Cox family, and John Dyer (“Dyer”), President of Cox Enterprises, also participated in the meeting, during which the acquisition of Dealertrack was discussed.

44. On March 16, 2015, Schwartz and O’Neil met in Richmond, Virgina, where Schwartz made a proposal to acquire all of the outstanding shares of Dealertrack for $52.50 per share in cash (the “March 16 Proposal”). O’Neil stated, without first discussing with the Board, that Dealertrack would have no interest in this offer, and suggested a price of $70 or more in order to be compelling to the Board.

45. On March 26, 2015, O’Neil called Schwartz to further confirm that the March 16 Proposal was inadequate, but stated he would share the proposal with the Board.

46. On May 6, 2015, six and a half weeks after Cox made its first proposal to acquire Dealertrack, and twenty-three months after Schwartz and O’Neil first began discussing the possibility of partnership opportunities, O’Neil finally brought Cox’s interest to the Board’s attention. The Board, as O’Neil had predicted, had determined the March 16 Proposal was inadequate and O’Neil conveyed this information back to Schwartz.

47. On May 20, 2015, O’Neil met with Jacobs, Dealertrack’s Executive Vice President and Chief Financial and Administrative Officer, along with Schwartz, Joseph Luppino (“Luppimo”), Senior Vice President and Chief Corporate Development Officer of Cox Automotive, and Clement, in Dallas, Texas, and again discussed possible synergies between the Company and Cox. Furthermore, O’Neil forwarded to Schwartz analyst feedback describing one-year forecasts with respect to Dealertrack stock, indicating a price range from $43 to $63 per share on a standalone basis.

48. On May 28, 2015 Schwartz presented a proposal to O’Neil to acquire all of the shares of Dealertrack for an increased price of $61.50 in cash (the “May 28 Proposal”). O’Neil stated he would present this to the Board and get back to Schwartz in a few days. The Board then convened a conference call to discuss this proposal, and directed the Company to retain Evercore as financial advisor and O’Melveny as outside legal counsel to assist with evaluating the May 28 Proposal. O’Melveny was retained on May 28, 2015, and Evercore on May 29, 2015.

49. On May 31, 2015, despite no other indications of interest in acquiring the Company, the Board determined to forego any pre-signing auction or market check for the Company and enter into exclusivity with Cox. The Board made this decision on financial analyses conducted by Evercore over the course of just two days.

50. On June 1, 2015, O’Neil met with Schwartz telephonically and proposed the price of $63.25 per share in cash, with a break-up fee of no more than 3% in exchange for a two week exclusivity period. O’Neil indicated he believed $63.25 would be an acceptable price. Thereafter, representatives from Wachtell, Lipton, Rosen and Katz (“Wachtell”), legal counsel for Cox, and O’Melveny engaged in negotiations of a confidentiality agreement.

51. On June 2, 2015, Dealertrack and Cox entered into a confidentiality agreement. On that same day, the Board met by telephone conference call and O’Neil discussed the terms of Cox’s most recent proposed agreement, and the Board approved moving forward with discussions.

52. On June 11, 2015, the Board convened a meeting to consider the Proposed Transaction at which it determined to enter into the Merger Agreement and recommend that the Company’s public stockholders tender their shares to Cox.

53. On June 12, 2015, Dealertrack, Parent, and Acquisition Sub executed and delivered the Merger Agreement, which was then publicly announced on June 15, 2015 before the opening of trading.

THE PROPOSED TRANSACTION

54. On June 15, 2015, the Company issued a joint press release announcing the Proposed Transaction. That press release stated, in relevant part:

Atlanta, GA; Lake Success, NY, June 15, 2015 — Cox Automotive, Inc., a leading provider of digital marketing, wholesale and e-commerce solutions across the automotive industry, and Dealertrack Technologies, Inc. (NASDAQ:TRAK), a leader in software solutions and services for automotive retailers, today announced that they have entered into a definitive merger agreement.

Cox Automotive will acquire Dealertrack in an all-cash transaction valued at $4 billion, or $63.25 per share. The acquisition is subject to a minimum tender of at least a majority of the outstanding Dealertrack common shares and customary closing conditions, and is expected to close in the third quarter of 2015. The Dealertrack Board of Directors has unanimously approved the acquisition and recommends that Dealertrack stockholders tender their shares in favor of the transaction.

The combination of Cox Automotive and Dealertrack will create a broader suite of open solutions that deliver greater value to consumers, dealers, lenders, manufacturers and the overall automotive industry. Dealertrack’s broad solution set for dealers is an excellent complement to Cox Automotive’s vehicle remarketing services and digital markets and software solutions that serve the wider automotive ecosystem. In addition, the combination will better serve customers across global markets through each company’s respective international footprint. Together, Cox Automotive and Dealertrack will be well positioned to help customers grow their businesses and increase efficiencies as they navigate a rapidly changing global automotive industry.

“This is a great investment in our customers and in the auto industry,” said Sandy Schwartz, President of Cox Automotive. “We have long admired the Dealertrack team and its highly respected brands. Integrating our platforms will be a big step forward in our shared vision of providing open, cost-effective and efficient solutions for dealers, lenders, manufacturers and consumers. We look forward to working with Mark O’Neil and his team as Mark continues to lead the acquired businesses and as we continue to innovate for our customers.”

Mark O’Neil, Chairman and Chief Executive Officer of Dealertrack, said, “I am confident that with Cox Automotive, we will fully unlock the potential of our combined brands and teams in the service of our clients. Dealertrack team members have been a critical element in the tremendous success our company has achieved, and I want to thank all of our team members as we move forward into this exciting new chapter of growth. I am extremely enthusiastic about our future with Cox Automotive.”

O’Neil added, “This provides a significant premium and immediate cash value for Dealertrack stockholders at closing. After careful and thoughtful analysis, with the assistance of our independent legal and financial advisors, we concluded that this transaction provides our stockholders with the opportunity to tender their shares at a price that recognizes the superior value of Dealertrack’s industry partnerships, solutions, technology, financial management and international industry position.”

The transaction is fully financed and is not subject to a financing condition. The acquisition will be funded through an existing bank facility, a new $1.85 billion bank term loan arranged by Citigroup Global Markets Inc. and a $750 million common equity investment from BDT Capital Partners.

BDT & Company and Citigroup Global Markets are serving as financial advisors, and Wachtell, Lipton, Rosen & Katz is serving as legal counsel to Cox Automotive. Evercore is acting as financial advisor and O’Melveny & Myers LLP is serving as legal advisor to Dealertrack.

55. Also on June 15, 2015, the Company filed a Form 8-K with the SEC, wherein it disclosed the Merger Agreement, followed by the June 26, 2015 filing of the Recommendation Statement. Collectively, the press release announcing the transaction, the Merger Agreement, and the Recommendation Statement reveal that the Proposed Transaction is the product of a flawed sales process and, unless the merger consideration is increased, will be consummated at an inadequate price.

56. Furthermore, the sale of the Company is being timed in an effort to curb any future increase in the share price of Dealertrack common stock, thus ensuring that Cox can effectuate its takeover on the cheap. The Company has recently posted higher quarter-over-quarter revenue, reflecting an increased demand for the Company’s web-based solutions and services. Cox President Schwartz even stated in an Automotive News article that Dealertrack’s industry-leading positions in lending software and other services made the Company “worth a little more” to Cox.

57. As such, the $63.25 per share merger consideration significantly undervalues Dealertrack, especially given the significant benefits Cox will enjoy upon taking the Company over. Dealertrack is still going forward with its plans to build a new 233,000-square-foot headquarters in North Hills, New York, despite its merger with Cox. The new headquarters will come with an accessible location, design, and amenities that could not be attained in Cox’s headquartered state of Georgia. Cox will be able to take advantage of the economic incentives of keeping Dealertrack on Long Island, which includes a total of $12 million in performance-based incentives committed by Empire State Development, as well as the addition of 350 new jobs. Moreover, the Company is poised to enjoy a lengthy period of significant revenue growth and improved operating efficiencies once it has completed the construction of its new headquarters, growth that Plaintiff and the Class will be foreclosed from enjoying upon the consummation of the Proposed Transaction. Having failed to maximize the sale price for the Company, the Individual Defendants breached the fiduciary duties they owe to the Company’s public stockholders because the Company has been improperly valued and public stockholders will not receive adequate or fair value for their Dealertrack common stock.

THE MERGER AGREEMENT UNFAIRLY DETERS COMPETITIVE

OFFERS AND IS UNDULY BENEFICIAL TO COX

58. Despite the fact that the Board made no efforts to conduct any semblance of a market check to determine the true value of the Company before entering into the Proposed Transaction, the Merger Agreement contains certain coercive and restrictive provisions that substantially favor Cox and are calculated to unreasonably dissuade potential suitors from making competing offers.

59. For example, the Individual Defendants have all but ensured that another entity will not emerge with a competing proposal by agreeing to a “No Solicitation” provision in Section 6.4(a) of the Merger Agreement that expressly prohibits the Company from soliciting any competing proposals and forces the Company to cease any communications already occurring. Section 6.4(a) states, in relevant part:

the Company agrees that it and its subsidiaries shall, and that it shall use its reasonable best efforts to cause its and their respective Representatives to, immediately cease any discussions or negotiations with any persons that may be ongoing with respect to a Competing Proposal and, until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, not, directly or indirectly: (i) solicit, initiate or knowingly facilitate or encourage any Competing Proposal; (ii) participate in any negotiations regarding, or furnish to any person any nonpublic information with respect to, any Competing Proposal; (iii) engage in discussions with any person with respect to any Competing Proposal; (iv) approve or recommend any Competing Proposal; (v) enter into any letter of intent or similar document or any agreement or commitment providing for any Competing Proposal; (vi) take any action to make the provisions of any “fair price,” “moratorium,”

“control share acquisition,” “business combination” or other similar anti-takeover statute or regulation (including any transaction under, or a third party becoming an “interested stockholder” under Section 203 of the DGCL), or any restrictive provision of any applicable anti-takeover provision in the Certificate of Incorporation or By-laws of the Company, inapplicable to any person other than Parent and its Affiliates or to any transactions constituting or contemplated by a Competing Proposal; or (vii) resolve or agree to do any of the foregoing.

60. Furthermore, Section 6.4(b) grants Cox recurring and unlimited information rights, which gives Dealertrack forty-eight (48) hours to provide unfettered access to confidential, non-public information about competing proposals from third parties, which Cox can then use to prepare a matching bid.

61. Additionally, Section 6.4(d) grants Cox four (4) business days to negotiate with Dealertrack, amend the terms of the Merger Agreement, and make a counter-offer that only matches any superior third-party offer.

62. This matching rights provision essentially ensures that no superior bidder will emerge, as any potential suitor will be unlikely to expend the time, cost, and effort to perform due diligence and make a superior proposal while knowing that Cox will know of its bid and the details and terms thereof and can easily top it. As a result, the matching rights provision unreasonably favors Cox, to the detriment of Dealertrack’s public stockholders.

63. Compounding matters, Section 8.3(a) of the Merger Agreement requires the Company to pay a termination fee to Cox in the event the Company decides to pursue any alternative offer. By the terms of the Merger Agreement, this termination fee will be payable in cash to Parent in the amount of $118 million. As such, this termination fee would require any competing bidder to agree to pay a naked premium simply for the right to provide Dealertrack’s stockholders a superior offer.

64. Ultimately, these preclusive deal protection provisions illegally restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The narrow circumstances under which the Board may respond to alternative proposals and the Company’s inability to terminate the Merger Agreement if it accepts a superior proposal fail to provide an effective “fiduciary out” under the Merger Agreement.

THE DEFENDANTS ARE SOLICITING STOCKHOLDER SUPPORT

FOR THE TENDER OFFER VIA A MATERIALLY INCOMPLETE

AND MISLEADING RECOMMENDATION STATEMENT

65. Defendants filed the Recommendation Statement with the SEC on June 26, 2015 in connection with the Proposed Transaction. As discussed below and elsewhere herein, the Recommendation Statement omits material information that must be disclosed to Dealertrack stockholders to enable them to render an informed decision with respect to the Proposed Transaction and their tendering into the tender offer.

66. Notably, the Recommendation Statement fails to disclose the underlying financial data used by Evercore to conduct those financial analyses presented to the Board on May 31, 2015 and used as a basis for the Board’s decision to forego any open auction process. According to the Recommendation Statement, on May 31, 2015, “[r]epresentatives from Evercore reviewed with the Board certain financial analyses concerning the Cox Automotive proposal.” Yet the Recommendation Statement later indicates that Evercore relied upon “non-public historical and projected operating data relating to the Company prepared and furnished to Evercore by management of the Company (the ‘Management Case’).” The Recommendation Statement further states that Dealertrack’s management prepared financial projections for calendar years 2015 through 2020 on June 8, 2015, and provided these forecasts to Evercore for the purposes of its financial analysis. Based on the information contained in the Recommendation Statement, either the Board was uninformed as to the true value of the Company at the May 31, 2015 Board meeting when it determined to enter into an exclusive relationship with Cox on the basis of woefully inadequate financial analyses or a secondary, undisclosed set of projections upon which Evercore based its May 31, 2015 presentation exists.

67. Furthermore, the Certain Dealertrack Forecasts that are provided are materially flawed and incomplete because they materially misrepresent or fail to disclose: (i) the definition of unlevered free cash flow (“UFCF”), as the definition provided in the Recommendation Statement (Adjusted EBITDA less Capital Expenditures) fails to account for tax payments by the Company, thus affecting the projections; (ii) the figures used to reconcile GAAP net income to non-GAAP UFCF and non-GAAP EBITDA; (iii) the synergies Cox expects to reap from the Proposed Transaction; and (iv) those figures representing a projected stub period of the second half of 2015, as the Company’s actual performance for the first six months of 2015 can be easily ascertained and quantified.

68. The Recommendation Statement further omits material information with respect to the opinion and analyses of Evercore. In particular, with respect to Evercore’s Discounted Cash Flow Analysis, the Recommendation Statement fails to disclose: (i) Evercore’s applied definition or formula for calculating UFCF; (ii) the figures used by Evercore comprising its “Research Case” and whether these figures were based on consensus figures of multiple analysts; (iii) the identity, quantity, and source of Evercore’s weighted average cost of capital (“WACC”) assumptions; and (iv) the implied pricing multiples corresponding with the assumed growth rates.

69. With respect to Evercore’s Selected Publicly Traded Companies Analysis, the Recommendation Statement fails to disclose: (i) the objective selection criteria for each of the selected companies; (ii) the multiples used for each of the selected companies observed by Evercore; and (iii) whether any other multiples were observed for the selected companies.

70. With respect to Evercore’s Selected Transactions Analysis, the Recommendation Statement fails to disclose: (i) the objective selection criteria for each of the selected transactions; (ii) the multiples used for each of the selected transactions observed by Evercore; and (iii) whether any other multiples were observed for the selected transactions.

71. With respect to Evercore’s Sponsor Ability-To-Pay Analysis, the Recommendation Statement fails to disclose: (i) the basis for the assumed 20% internal rate of return; (ii) the basis for the assumed 5.0x to 7.0x leverage multiple; and (iii) the basis for the assumed 12.0x to 14.0x exit multiple and why this range is lower than the ranges Evercore selected for its analyses of public companies and precedent transactions.

72. Additionally, the Recommendation Statement is devoid of certain material information regarding the process leading up to the Proposed Transaction. For example, the Recommendation Statement fails to disclose the nature of the relationship between O’Neil and Schwartz, and the reason behind the almost two-year discussion of a potential relationship between the two companies before a proposal was actually made.

73. Further, the Recommendation Statement fails to adequately disclose how the Board determined that there was a low likelihood of interest in the Company from any alternative acquirer and what information it used to come to this conclusion. This determination is particularly material since the Board made no efforts to conduct any market check and quickly went from preliminary offer for the Company to executing the Merger Agreement without any test of the true value of the Company, whether as a whole or for its parts.

74. Additionally, the Recommendation Statement fails to discuss any strategic alternatives to the Proposed Transaction considered by the Board, the consideration of which would have led the Board to believe this was the best deal for the stockholders of Dealertrack.

75. The Recommendation Statement fails to disclose where Individual O’Neil obtained the one-year forecasts he forwarded to Schwartz on May 20, 2015, which indicated a price range from $43 to $63 per share on a standalone basis.

76. The Recommendation Statement also fails to disclose the timeline of any discussions between Individual Defendant O’Neil and Cox regarding his continued employment with the post-close company. Instead, the Recommendation Statement only vaguely states that Individual Defendant O’Neil was proffered a retention term sheet on June 11, 2015, prior to the execution of the Merger Agreement, but after the material terms of the Merger Agreement had been negotiated. As the CEO of the Company and driver of all negotiations with Cox, the timing of Individual Defendant O’Neil’s employment discussions with Cox is material to the Company’s stockholders as they seek to determine whether or not O’Neil and the Board complied with their fiduciary duties.

77. The Recommendation Statement fails to disclose how the Board came to retain Evercore as its financial advisor, including any vetting process, as well as the amount of fees received by Evercore from the Company over the past two years for services rendered.

78. Finally, the Recommendation Statement fails to set forth the equity holdings of each of the Individual Defendants, instead offering only a cursory chart of the Individual Defendants’ securities transactions within the last 60 days without also illustrating the overall financial interests the Board and members of Dealertrack’s executive management maintain in the Proposed Transaction.

79. Taken together, this omitted information, if disclosed, would significantly alter the total mix of information available to Dealertrack stockholders and directly informs their decision to tender their shares to Cox.

80. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that the Company’s stockholders will continue to suffer absent judicial intervention.

COUNT I

Breach of Fiduciary Duties

(Against All Individual Defendants)

81. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

82. The Individual Defendants have violated fiduciary duties of care, loyalty, and good faith owed to the public stockholders of Dealertrack.

83. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiff and other members of the Class of the true value of their investment in Dealertrack.

84. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty and good faith owed to the stockholders of Dealertrack because, among other reasons, they failed to take reasonable steps to obtain and/or ensure that Dealertrack stockholders receive adequate and fair value for their shares.

85. The Individual Defendants dominate and control the business and corporate affairs of Dealertrack both through their positions within the Company and on the Board, and are in possession of private corporate information concerning Dealertrack assets, business, and future prospects. Thus, there exists an imbalance and disparity of knowledge and economic power between them and the public stockholders of Dealertrack, which makes it inherently unfair for them to benefit their own interests to the exclusion of maximizing stockholder value.

86. The Individual Defendants have also violated their fiduciary duties by causing materially misleading and incomplete information to be disseminated to the Company’s public stockholders in the Recommendation Statement.

87. By reason of the foregoing acts, practices, and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

88. As a result of the actions of defendants, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Dealertrack’s assets and businesses and have been and will be prevented from obtaining a fair price for their common stock.

89. Unless the Individual Defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, all to the irreparable harm of the members of the Class.

90. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which the Individual Defendants’ actions threaten to inflict.

COUNT II

Aiding and Abetting

(Against Parent and Acquisition Sub)

91. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

92. Parent and Acquisition Sub have acted and are acting with knowledge of, or with reckless disregard to, the fact that the Individual Defendants are in breach of their fiduciary duties to Dealertrack’s public stockholders, and have participated in such breaches of fiduciary duties.

93. Moreover, Parent and Acquisition Sub knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein. In so doing, they rendered substantial assistance in order to effectuate the Individual Defendants’ plan to consummate the Proposed Transaction in breach of their fiduciary duties.

94. As a result of the unlawful actions of Parent and Acquisition Sub, Plaintiff and the other members of the Class will be irreparably harmed in that they will not receive the true value for Dealertrack’s assets and business. Unless their actions are enjoined by the Court, defendants Parent and Acquisition Sub will continue to aid and abet the Individual Defendants’ breaches of their fiduciary duties owed to Plaintiff and the members of the Class.

95. As a result of Parent and Acquisition Sub’s conduct, Plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair and reasonable price for their Dealertrack shares.

96. Plaintiff and other members of the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands injunctive relief in his favor and in favor of the Class and against defendants as follows:

A. Declaring that this action is properly maintainable as a class action and certifying Plaintiff as Class representative;

B. Preliminarily and permanently enjoining defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating, or closing the Proposed Transaction, unless and until the Company adopts and implements a procedure or process to obtain an agreement providing fair and reasonable terms and consideration to Plaintiff and the Class;

C. Rescinding, to the extent already implemented, the Merger Agreement or any of the terms thereof, or granting Plaintiff and the Class rescissory damages;

D. Directing the Individual Defendants to account to Plaintiff and the Class for all damages suffered as a result of the Individual Defendants wrongdoing;

E. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

F. Granting such other and further equitable relief as this Court may deem just and proper.

Dated: July 6, 2015		RIGRODSKY & LONG, P.A.

	By:	/s/ Brian D. Long
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
Gina M. Serra (#5387)
Jeremy J. Riley (#5791)
2 Righter Parkway, Suite 120
Wilmington, DE 19803
OF COUNSEL:		(302) 295-5310

LEVI & KORSINSKY, LLP		Attorneys for Plaintiff
Shannon L. Hopkins
Sebastiano Tornatore
733 Summer Street, Suite 304
Stamford, CT 06901
(212) 363-7500

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